	Adjusted EBITDA reached $115.1 million in 3Q25. All-time crushing record and switch to ethanol maximization. Challenging global price scenario continues.

3Q25 Earning Release Conference Call

English Conference Call	Luxembourg, November 11, 2025 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading sustainable production company in South America, announced today its results for the third quarter ended September 30, 2025. The financial information contained in this press release is based on consolidated interim financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 22 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this earnings release.
November 12, 2025
10 a.m. (US EST)
12 p.m. (Buenos Aires/Sao Paulo time)
4 p.m. (Luxembourg)
	Consolidated Financial Performance - Highlights
Zoom ID: 846 0311 9062	$ thousands	3Q25	3Q24	Chg %	9M25	9M24	Chg %
Passcode: 930207	Gross Sales (1)	323,346	456,653	(29.2)%	1,038,979	1,107,999	(6.2)%
	Adjusted EBITDA (2)	115,058	110,900	3.7%	206,371	341,011	(39.5)%
Investor Relations	Adjusted EBITDA Margin (2)	37%	25%	49.0%	20%	31%	(35.1)%
Emilio Gnecco	Adjusted Net Income (2)	25,681	27,894	(7.9)%	(1,817)	156,653	(101.2)%
CFO	Adjusted Net Income per Share	0.26	0.28	(7.2)%	(0.02)	1.55	(101.2)%
Victoria Cabello	Distribution to Shareholders (3)	—	16,583	(100.0)%	27,710	75,779	(63.4)%
IR Officer	Expansion Capex	31,813	26,132	21.7%	85,194	71,587	19.0%
	Expansion Capex (with Profertil)	127,813	26,132	389.1%	181,194	71,587	153.1%
	Net Debt (2)	871,509	645,818	34.9%	871,509	645,818	34.9%
	Net Debt(2) / LTM Adj EBITDA (x)	2.8x	1.5x	90.4%	2.8x	1.5x	90.4%

Email	Breakdown by Operating Segment - Adjusted EBITDA
ir@adecoagro.com	$ thousands	3Q25	3Q24	Chg %	9M25	9M24	Chg %
	Sugar, Ethanol & Energy	120,467	100,130	20.3%	218,418	258,871	(15.6)%
	Crops	(6,798)	2,025	(435.7)%	(18,139)	22,288(*)	(181.4)%
	Rice	1,112	7,430	(85.0)%	13,748	51,399	(73.3)%
	Dairy	7,150	7,930	(9.8)%	23,583	25,504	(7.5)%
Website:	Corporate Expenses	(6,873)	(6,615)	3.9%	(31,239)(**)	(17,051)	83.2%
www.adecoagro.com	Total Adjusted EBITDA	115,058	110,900	3.7%	206,371	341,011	(39.5)%

(*) Includes $15.0 million related to the sale of La Pecuaria farm in April 2024. Net of this one-off, Adjusted EBITDA for Crops was $7.3 million.
(**) Includes $9.2 million of one-offs from Tether's tender offer for our common shares. Excluding this, Corporate Expenses were $22.0 million.

•Higher Adjusted EBITDA in 3Q25 was led by the Sugar, Ethanol & Energy business. In 9M25, the decline was explained by lower prices, higher costs and a mixed performance in yields.
•Higher expansion capex was driven by the $96.0 million advance payment to purchase Nutrien's stake in Profertil. Excluding this, expansion capex increased by $5.7 million in 3Q25 and $13.6 million in 9M25.
•Net Debt/LTM Adj. EBITDA stood at 2.8x on lower consolidated results and the aforementioned payment for Profertil. We are currently working on an Action Plan to reduce our cost structure while reviewing our capital allocation strategy.

(1) Gross Sales are equal to Net Sales plus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 22 for a reconciliation of Adjusted EBITDA, Adjusted Net Income and Net Debt for the period. Adjusted EBITDA margin is calculated as a percentage of net sales.
	(3) Includes cash dividends and share repurchases as of September 30th. Distribution as of the date of this report is presented on page 3.

Sugar, Ethanol & Energy business
Performance Highlights
◦Adjusted EBITDA amounted to $120.5 million in 3Q25, 20.3% higher year-over-year, whereas year-to-date it reached $218.4 million, 15.6% lower compared to 9M24.
▪(+) Switched to ethanol max scenario (58% in 3Q25 / 55% in 9M25) on greater margins than sugar.
▪(+) Year-over-year gains in biological assets on greater expected productivity and lower costs.
▪(+/-) All-time crushing record in 3Q25 (4.9 million tons; 20.4% increase versus 3Q24). Catching up our harvesting pace with 9.8 million tons crushed year-to-date.
▪(+/-) In-line production cost in 3Q25 thanks to higher dilution on record crushing. Year-to-date, cost of production stood at 8.3 cts/lb (versus 7.8 cts/lb in 9M24) on lower TRS equivalent produced, and therefore lower cost dilution.
▪(-) Lower net sales in both 3Q25 and 9M25 due to lower selling volumes and prices of sugar, despite the recovery in ethanol prices.
Outlook
◦(+) Annual crushing forecast in line with 2024. Productivity recovery following the completion of harvest from frost and drought-impacted areas.
◦(+/-) As of this date, we had 91% of our 2025 sugar production hedged at an average price of 19.3 cts/lb, whereas for next year we have 20% committed at 16.4 cts/lb (assuming an ethanol max scenario).
Farming business
Performance Highlights
◦Adjusted EBITDA reached $1.5 million in 3Q25 and $19.2 million in 9M25, $15.9 million and $80.0 million lower year-over-year, respectively. Excluding the sale of La Pecuaria farm in April 2024, Adjusted EBITDA was down $65.0 million on a year-to-date basis.
▪(+) Higher volumes sold of our Dairy products and Crops.
▪(+/-) Record production in our Rice operations but selling at a slower pace.
▪(-) Lower prices for crops, rice and dairy products.
▪(-) Year-over-year losses in the mark-to-market of our biological asset for the 2024/25 harvest season.
▪(-) Higher costs in U.S. dollar terms for the 2024/25 harvest season.
Outlook
◦(+) Crops: Planting activities are underway, 25% area reduction to maximize margin per hectare.
◦(+) Rice: 10% area reduction to maximize margins. Increasing the mix of varieties vs. long grain rice.
◦(+) Dairy: Working on product development for both the export and domestic markets.

Remarks
Adecoagro to Acquire Best in Class Urea Producer
◦In September 2025, Adecoagro announced an agreement to acquire Nutrien Ltd.’s 50% interest in Profertil S.A., South America’s largest producer of granular urea. The remaining 50% stake is held by YPF S.A., Argentina’s largest oil and gas producer. The acquisition will be executed through a 80%-20% partnership between Adecoagro and Asociación de Cooperativas Argentinas (“ACA”). The total purchase price for Nutrien’s shares is ∼$600 million. An initial Down Payment of $120 million was made upon signing the agreement, out of which the Company contributed $96 million. Closing is expected before year-end, subject to customary conditions and YPF’s 90-day right of first refusal.
◦This acquisition represents a transformational step in Adecoagro’s strategy to expand its agro-industrial platform and further diversify its revenue base. Profertil is one of the lowest cost producers of urea and ammonia globally, with access to competitively priced natural gas and located in a net importing region. The company is led by an experienced management with a proven track record, has fully dollarized revenues and consistent cash generation—averaging $390 million in EBITDA per year between 2020 and 2024—.
2025 Shareholder Distribution Update
◦On November 19, we will pay the second $17.5 million cash dividend ($0.17484886 per share) to shareholders of record as of November 3, completing a total annual cash dividend of $35.0 million. During the year we also invested $10.2 million in repurchasing 1.1% of the company's equity (1.1 million shares at an average price of $9.65 per share). With a total of $45.2 million distributed, the Company concludes its 2025 Shareholder Distribution Program.
Independent Farmland Appraisal Report
◦As of September 30, 2025, Cushman & Wakefield updated its independent appraisal of Adecoagro's farmland which consists of 210,371 hectares valued at $714.8 million (4.7% higher year-over-year). The Company's equity book value, net of non-controlling interests, is $13.7 per share.
Resignation of Mr. Daniel González as Board Member
◦Mr. Daniel González has resigned from the Company’s Board of Directors, effective November 3, 2025. He has been a member of the Company’s Board since 2014, and during his tenure contributed meaningfully to the Company’s growth and development. We thank Daniel for his commitment and valuable service, which have helped make Adecoagro a better company.

Sugar, Ethanol & Energy Segment - Operational Performance

SUGAR, ETHANOL & ENERGY - SELECTED INFORMATION
Operating Data	Metric	3Q25	3Q24	Chg %	9M25	9M24	Chg %
Milling
Sugarcane Milled	tons	4,863,699	4,038,787	20.4%	9,796,837	10,186,956	(3.8)%
Own Cane	tons	4,157,547	3,299,059	26.0%	8,857,085	9,226,947	(4.0)%
Third Party Cane	tons	706,152	739,728	(4.5)%	939,752	960,009	(2.1)%
Production
TRS Equivalent Produced	tons	685,432	612,820	11.8%	1,295,762	1,418,778	(8.7)%
Sugar	tons	255,563	303,167	(15.7)%	518,381	656,479	(21.0)%
Ethanol	M3	248,165	174,809	42.0%	445,553	433,760	2.7%
Hydrous Ethanol	M3	216,113	134,847	60.3%	348,333	358,038	(2.7)%
Anhydrous Ethanol (1)	M3	32,052	39,962	(19.8)%	97,220	75,722	28.4%
Sugar mix in production	%	42%	55%	(23.7)%	45%	51%	(12.9)%
Ethanol mix in production	%	58%	45%	28.9%	55%	49%	13.6%
Energy Exported (sold to grid)	MWh	252,187	242,757	3.9%	508,451	563,947	(9.8)%
Cogen efficiency (KWh sold/ton crushed)	KWh/ton	51.9	60.1	(13.7)%	51.9	55.4	(6.3)%
Agricultural Metrics
Harvested area	Hectares	66,060	48,280	36.8%	138,456	127,903	8.3%
Yield	tons/hectare	63	68	(7.5)%	64	72	(11.0)%
TRS content	kg/ton	136	146	(7.1)%	127	133	(4.5)%
Area
Sugarcane Plantation	hectares	227,833	208,241	9.4%	227,833	208,241	9.4%
Expansion Area	hectares	5,449	4,147	31.4%	14,837	9,493	56.3%
Renewal Area	hectares	4,634	2,561	80.9%	15,868	17,790	(10.8)%
(1) Does not include 11,204 cubic meters of anhydrous ethanol that were converted by dehydrating our hydrous ethanol stocks during 9M25 (no dehydration during 3Q25). During 3Q24 and 9M24, we dehydrated 2,988 and 8,954 cubic meters of hydrous ethanol, respectively.

During 3Q25, crushing volumes amounted to 4.9 million tons, marking a new quarterly record for our operations and a 20.4% increase compared to the same period of last year. Weather evolution throughout the period enabled the acceleration of our harvesting activities, which, in turn, allowed us to harvest all the cane that was hit by the frost event that occurred by end of 2Q25, as anticipated in our previous release. Thus, productivity indicators experienced a decline versus the prior year, as average yield and TRS content reached 63 tons per hectare and 136 kg/ton, respectively, 7.5% and 7.1% lower year-over-year.
On an accumulated basis, total crushing stood at 9.8 million tons, marking a 3.8% decrease compared to last year. Despite the strong performance observed in 3Q25, the year-to-date decline was mainly driven by the selective crushing done in 1Q25 (mostly focused on cane with 5th cuts and above given the extensive dry weather experienced) followed by a rainy 2Q25 which reduced effective milling days. As a consequence of these weather events and the aforementioned frost, our average yield stood at 64 tons per hectare while TRS content amounted to 127 kg/ton.

During the quarter, ethanol prices traded at a premium to sugar in Mato Grosso do Sul (5% in the case of hydrous and 23% for anhydrous). Therefore, we switched our strategy to maximize ethanol's production throughout the period, reaching a mix of 58% ethanol. Within our production, we continued to prioritize hydrous ethanol over anhydrous as this type of fuel continues to be preferred by consumers over gasoline and consequently, gaining market share in the Otto cycle.
On a year-to-date basis, our production mix stood at 45%/55% sugar/ethanol as we maximized the production of sugar during the first semester and then switched to ethanol as global sugar prices started to decline while ethanol remained strong. This reflects the high degree of flexibility of our mills, since it allows us to make a more efficient use of our fixed assets and profit from higher relative prices. Consequently, total volume produced for sugar saw a 21.0% year-over-year decline, whereas ethanol production was 2.7% higher year-over-year, despite the 8.7% drop in total TRS equivalent produced.
Exported energy during the quarter totaled 252 thousand MWh, 3.9% higher compared to 3Q24. Despite the increase in crushing volume, our decision throughout the period was to store our bagasse to profit from better expected prices rather than to sell at current spot. Therefore, our cogeneration efficiency stood at 51.9 KWh sold per ton of cane, marking a 13.7% year-over-year decline. On a year-to-date basis, we have already exported 508 thousand MWh to the grid.

Sugar, Ethanol & Energy Segment - Financial Performance

NET SALES BREAKDOWN	$ thousands			Units			($/unit)
	3Q25	3Q24	Chg %	3Q25	3Q24	Chg %	3Q25	3Q24	Chg %
Sugar (tons)	76,229	135,623	(43.8)%	194,624	310,233	(37.3)%	392	437	(10.4)%
Ethanol (cubic meters)	39,973	78,862	(49.3)%	83,167	177,869	(53.2)%	481	443	8.4%
Hydrous Ethanol (cubic meters)	26,101	57,705	(54.8)%	56,728	134,886	(57.9)%	460	428	7.6%
Anhydrous Ethanol (cubic meters)	13,872	21,157	(34.4)%	26,439	42,982	(38.5)%	525	492	6.6%
Energy (Mwh) (2)	11,294	9,505	18.8%	271,997	256,454	6.1%	42	37	12.0%
CBios	1,331	2,039	(34.7)%	173,690	164,021	5.9%	8	12	(38.4)%
Others (5)	141	72	95.8%	142	74	91.9%	993	973	2.1%
TOTAL (3)	128,968	226,101	(43.0)%
Cover Crops (tons) (4)	2,193	501	337.7%	5,959	1,368	335.8%	368	366	0.5%
TOTAL NET SALES (1)	131,161	226,602	(42.1)%

NET SALES BREAKDOWN	9M25	9M24	Chg %	9M25	9M24	Chg %	9M25	9M24	Chg %
Sugar (tons)	202,985	289,127	(29.8)%	484,732	631,728	(23.3)%	419	458	(8.5)%
Ethanol (cubic meters)	192,868	179,169	7.6%	411,293	403,311	2.0%	469	444	5.6%
Hydrous Ethanol (cubic meters)	139,864	120,994	15.6%	308,951	281,036	9.9%	453	431	5.2%
Anhydrous Ethanol (cubic meters)	53,004	58,175	(8.9)%	102,341	122,275	(16.3)%	518	476	8.9%
Energy (Mwh) (2)	22,851	20,390	12.1%	578,330	608,729	(5.0)%	40	33	18.0%
CBios	5,358	6,048	(11.4)%	566,422	404,672	40.0%	9	15	(36.7)%
Others (5)	342	557	(38.6)%	360	560	(35.7)%	950	995	(4.5)%
TOTAL (3)	424,404	495,291	(14.3)%
Cover Crops (tons) (4)	8,436	6,447	30.9%	24,385	16,698	46.0%	346	386	(10.4)%
TOTAL NET SALES (1)	432,840	501,738	(13.7)%

HIGHLIGHTS - $ thousand	3Q25	3Q24	Chg %	9M25	9M24	Chg %
Net Sales (1)	131,161	226,602	(42.1)%	432,840	501,738	(13.7)%
Margin on Manufacturing and Agricultural Act. Before Opex	86,585	80,498	7.6%	162,522	188,578	(13.8)%
Adjusted EBITDA	120,467	100,130	20.3%	218,418	258,871	(15.6)%
Adjusted EBITDA Margin	91.8%	44.2%	107.9%	50.5%	51.6%	(2.2)%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes; (2) Includes commercialization of energy from third parties; (3) Total Net Sales do not include the sale of soybean, corn and beans planted as cover crop during the implementation of the agricultural technique known as meiosis; (4) Corresponds to the sale of soybean, corn and beans planted as cover crop during the implementation of meiosis. (5) Diesel sold by Monte Alegre Distribuidora (MAC), our own fuel distributor located in UMA mill.

Adjusted EBITDA during 3Q25 amounted to $120.5 million, 20.3% higher than the same period of last year. This was mainly explained by a $36.3 million year-over-year gain in the mark-to-market of our biological assets. In this case, the increase was driven by greater expected productivity for the sugarcane that will be harvested in the upcoming 12 months, coupled with lower costs on higher efficiencies per hectare harvested. Furthermore, results were positively impacted by (i) a $5.3 million year-over-year gain in the mark-to-market of our commodity hedge position; together with (ii) a $6.5 million year-over-year decline in selling expenses on lower volumes sold.

On a year-to-date basis, Adjusted EBITDA reached $218.4 million, presenting a 15.6% decrease versus the previous year. Despite the year-over-year gains presented in the mark-to-market of our biological assets as well as in our commodity hedge position, higher results were more than offset by the decline in sales.
Net sales reached $131.2 million during 3Q25, marking a 42.1% decrease compared to 3Q24 on lower volumes sold of both sugar and ethanol, coupled with lower sugar prices. On an accumulated basis, net sales amounted to $432.8 million, 13.7% lower than the same period of last year. Despite the increase in ethanol sales, lower results are fully explained by the decline in volumes sold of sugar given the lower production, combined with a decline prices.
The decrease in sugar sales during the quarter as well as on an accumulated basis is fully explained by the decline in global prices, together with the decrease in sugar production driven by the (i) the lower year-over-year crushing and TRS content; together with (ii) our switch to ethanol maximization given the premium commanded over sugar.
In the case of ethanol, the decline in sales during the quarter was driven by lower selling volumes, which in turn fully offset the year-over-year recovery in prices. Although the production was higher than in the previous year due to the crushing record and the increase in production mix, we strategically conducted our sales throughout the period, compared to 3Q24 when our tanks were full and we had to sell our daily production. Consequently, we ended the quarter with 44% of our year-to-date production stored in our tanks. On a year-to-date basis, higher ethanol sales were explained by our commercial decision in 1H25 to clear out our tanks to profit from the recovery in prices.
During the quarter, we sold over 170 thousand CBios, amounting to $1.3 million, whereas year-to-date we generated $5.4 million in CBios sales.
Net sales of energy presented a year-over-year increase during both 3Q25 and 9M25. This was fully explained by a 12.0% and 18.0% year-over-year increase in the average selling price, as we complied with our long-term contracts as well as profit from the peaks in spot prices, whenever these occurred.

SUGAR, ETHANOL & ENERGY - PRODUCTION COSTS(1)
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	3Q25	3Q24	Chg %	3Q25	3Q24	Chg %
Industrial costs	46,661	48,849	(4.5)%	3.4	3.9	(14.6)%
Industrial costs	24,115	21,007	14.8%	1.7	1.7	2.6%
Cane from 3rd parties	22,546	27,842	(19.0)%	1.6	2.2	(27.6)%
Agricultural costs	117,323	102,562	14.4%	8.4	8.3	2.2%
Harvest costs	40,086	40,019	0.2%	2.9	3.2	(10.5)%
Cane depreciation	35,360	28,212	25.3%	2.5	2.3	12.0%
Agricultural Partnership Costs	12,605	12,801	(1.5)%	0.9	1.0	(12.0)%
Maintenance costs	29,272	21,530	36.0%	2.1	1.7	21.5%
Total Production Costs	163,984	151,411	8.3%	11.8	12.2	(3.2)%
Depreciation & Amortization PP&E	(55,543)	(54,338)	2.2%	(4.0)	(4.4)	(8.6)%
Total Production Costs (excl D&A)	108,441	97,073	11.7%	7.8	7.8	(0.2)%

SUGAR, ETHANOL & ENERGY - PRODUCTION COSTS(1)
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	9M25	9M24	Chg %	9M25	9M24	Chg %
Industrial costs	79,546	91,755	(13.3)%	3.0	3.2	(5.6)%
Industrial costs	49,948	56,240	(11.2)%	1.9	2.0	(3.3)%
Cane from 3rd parties	29,598	35,515	(16.7)%	1.1	1.2	(9.2)%
Agricultural costs	258,396	273,763	(5.6)%	9.9	9.6	2.8%
Harvest costs	89,799	103,105	(12.9)%	3.4	3.6	(5.1)%
Cane depreciation	70,279	74,475	(5.6)%	2.7	2.6	2.8%
Agricultural Partnership Costs	29,699	38,479	(22.8)%	1.1	1.4	(15.9)%
Maintenance costs	68,619	57,704	18.9%	2.6	2.0	29.5%
Total Production Costs	337,942	365,518	(7.5)%	12.9	12.8	0.7%
Depreciation & Amortization PP&E	(120,001)	(141,982)	(15.5)%	(4.6)	(5.0)	(7.9)%
Total Production Costs (excl D&A)	217,941	223,536	(2.5)%	8.3	7.8	6.2%
(1)Total production cost may differ from our COGS figure as the former refers to the cost of our goods produced, whereas the latter refers to the cost of our goods sold.

Despite the increase in harvested area and the lower productivity presented during the period, total production costs excluding depreciation and amortization totaled 7.8 cts/lb in 3Q25, in line with the previous year. This was explained by (i) the record crushing which enabled us to better dilute our fixed costs, together with (ii) a decline in harvests costs due to higher efficiencies within our operations thanks to the implementation of two-row harvesters and grunners, as well as to lower diesel costs. On a year-to-date basis, our production cost amounted to 8.3 cts/lb, 6.2% higher than the same period of last year, mostly explained by a less efficient dilution of both our fixed and variable costs given the 8.7% decrease in total TRS equivalent produced.

Crops Segment

GROSS SALES BREAKDOWN	Amount ($ '000)			Volume			$ per unit
Crops	3Q25	3Q24	Chg %	3Q25	3Q24	Chg %	3Q25	3Q24	Chg %
Soybean	19,214	15,923	20.7%	67,864	52,262	29.9%	283	305	(7.1)%
Corn (1)	18,970	13,977	35.7%	108,762	80,269	35.5%	174	174	0.2%
Wheat (2)	4,029	4,978	(19.1)%	20,798	21,199	(1.9)%	194	235	(17.5)%
Sunflower	2,413	2,505	(3.7)%	2,983	3,920	(23.9)%	809	639	26.6%
Cotton Lint	553	1,352	(59.1)%	471	862	(45.3)%	1,174	1,569	(25.2)%
Peanut	13,079	21,583	(39.4)%	12,846	11,752	9.3%	1,018	1,836	(44.6)%
Others (3)	5,817	6,281	(7.4)%	1,085	2,010	(46.0)%
Total	64,075	66,600	(3.8)%	214,809	172,275	24.7%

GROSS SALES BREAKDOWN	9M25	9M24	Chg %	9M25	9M24	Chg %	9M25	9M24	Chg %
Soybean	54,320	55,232	(1.7)%	187,426	177,998	5.3%	290	310	(6.6)%
Corn (1)	41,990	40,744	3.1%	232,305	232,801	(0.2)%	181	175	3.3%
Wheat (2)	12,861	14,299	(10.1)%	64,580	64,225	0.6%	199	223	(10.6)%
Sunflower	9,686	7,988	21.3%	16,219	13,395	21.1%	597	596	0.1%
Cotton Lint	2,941	3,154	(6.8)%	2,141	2,153	(0.6)%	1,374	1,465	(6.2)%
Peanut	45,655	39,782	14.8%	32,369	22,549	43.5%	1,410	1,764	(20.1)%
Others (3)	13,386	13,866	(3.5)%	2,383	2,828	(15.7)%
Total	180,839	175,065	3.3%	537,423	515,949	4.2%

HIGHLIGHTS - $ thousand	3Q25	3Q24	Chg %	9M25	9M24	Chg %
Gross Sales	64,075	66,600	(3.8)%	180,839	175,065	3.3%
Adjusted EBITDA	(6,798)	2,025	(435.7)%	(18,139)	22,288	(181.4)%
(1) Includes sorghum; (2) Includes barley; (3) Includes sale of certifications related to RTRS soybean (Round Table on Responsible Soy Association) and sales related to our cattle activities.
During 3Q25, the decline in sales was mainly driven by the sharp decline in peanut prices compared to 3Q24. As explained in our previous release, Argentina is a relevant exporter of peanut to the European Union. During the 2024/25 harvest season, planted area for this crop increased as farmers aimed to profit from the attractive prices seen during the prior year. Given the greater area and strong yields, thus greater production, the market was oversupplied and prices reacted accordingly. Despite this, we were able to partially mitigate the drop with higher selling volumes from the other crops, mainly late corn which saw a year-over-year recovery in productivity. On a year-to-date basis, sales were 3.3% higher year-over-year on greater volumes sold of peanut, which in turn, fully offset the mixed price performance.
Adjusted EBITDA for 3Q25 was $8.8 million lower than the same period of last year. On a year-to-date basis it reported a $25.4 million year-over-year decline (already net of the $15.0 million booked in 9M24 related to the sale of La Pecuaria farm in April 2024). During both periods, results were negatively impacted by higher costs in U.S. dollar terms, lower prices for most of our grains and an uneven performance in yields.

Rice Segment

RICE
Highlights	metric	3Q25	3Q24	Chg %	9M25	9M24	Chg %
Gross Sales	$ thousands	37,259	70,124	(46.9)%	174,654	199,035	(12.2)%
Sales of white rice	thousand tons (1)	54	76	(29.1)%	234	205	13.9%
	$ per ton	537	814	(34.0)%	627	841	(25.4)%
	$ thousands	28,744	61,494	(53.3)%	146,719	172,801	(15.1)%
Sales of By-products	$ thousands	8,515	8,630	(1.3)%	27,935	26,234	6.5%
Adjusted EBITDA	$ thousands	1,112	7,430	(85.0)%	13,748	51,399	(73.3)%

Rice Mills
Total Processed Rough Rice(2)	thousand tons	56	84	(32.8)%	235	214	9.5%
Ending stock - White Rice	thousand tons	72	67	7.1%	72	67	7.1%
(1) Includes the sale of 1k tons of white rice sourced from third parties during 9M24 (no sourcing made during 3Q25, 9M25 & 3Q24). (2) Expressed in white rice equivalent.

As mentioned in prior releases, the downward trend in global prices of long grain white rice continued throughout 3Q25, pressured by ample supply worldwide. Consequently, our average price for the quarter experienced a drop of $277/ton compared to 3Q24 - partially explained by the outlier prices seen in the prior year - and of $128/ton compared to 2Q25. In terms of volumes, the 46.9% reduction versus 3Q24 is explained by a slower selling pace in response to weaker market sentiment. On a year-to-date basis, selling volumes marked a 13.9% year-over-year increase driven by the record production achieved during the 2024/25 campaign, coupled with more hectares being diverted towards the production of premium rice varieties. This, in turn, enabled us to conduct sales at premium over long grain white rice, partially mitigating the aforementioned decline in prices.
Adjusted EBITDA amounted to $1.1 million in 3Q25 and $13.7 million in 9M25, 85.0% and 73.3% lower year-over-year, respectively. In both cases, results were negatively impacted by (i) the aforementioned decline in revenues given the uneven year-over-year comparison due to outlier prices in 2024; together with (ii) higher costs in U.S. dollar terms. Moreover, lower EBITDA generation year-to-date was also explained by year-over-year losses reported in our biological assets line on lower prices at the moment of harvest ($89/ton less than the prior year).

Dairy Segment

DAIRY
Highlights	metric	3Q25	3Q24	Chg %	9M25	9M24	Chg %
Gross Sales	$ thousands (1)	78,511	83,414	(5.9)%	223,594	209,248	6.9%
	million liters (2) (3)	111.3	98.9	12.5%	296.5	273.7	8.3%
Adjusted EBITDA	$ thousands	7,150	7,930	(9.8)%	23,583	25,504	(7.5)%

Dairy - Farm
Milking Cows	average heads	14,533	14,494	0.3%	14,457	14,490	(0.2)%
Cow Productivity	liter/cow/day	39.1	38.1	2.7%	36.9	37.4	(1.5)%
Total Milk Produced	million liters	52.3	50.8	3.0%	145.5	148.7	(2.1)%

Dairy - Industry
Total Milk Processed	million liters	113.3	93.1	21.7%	297.4	260.3	14.2%
(1) Includes sales of raw milk, processed dairy products, electricity and culled cows; (2) Includes sales of raw milk, fluid milk, powder milk and cheese, among others; (3) The difference between volume processed and volume sold is explained by the sale of raw milk to third parties.
In 3Q25, raw milk production was 52.3 million liters, marking a 3.0% year-over-year increase. As anticipated, cow productivity recovered throughout the period and even achieved an all-time record at 39.1 liters per cow per day. Year-to-date, total raw milk production amounted to 145.5 million liters, marking a 2.1% year-over-year decrease compared to the previous year, as milk production stood at an average of 36.9 liters per cow per day given the lower productivity presented during the first semester.
At the industry level, we marked a new record of 113.3 million liters of raw milk processed during the quarter. Out of this volume, approximately 41% came from our dairy farm operations whereas the balance was sourced from local producers in nearby areas or supplied by partners to whom we provide tolling services. During the first semester, total processed milk amounted to 297.4 million liters of raw milk, 14.2% higher versus the previous year. We continue working on product development for the domestic and export market, offering higher value added products as well as commoditized products, and being present across different price tiers with our consumer product brands.
Adjusted EBITDA amounted to $7.2 million in 3Q25 and $23.6 million in 9M25, marking a 9.8% and 7.5% decrease respectively compared to the same period of last year. Despite higher volumes sold, mainly from UHT milk, results were negatively impacted by higher costs in U.S. dollar terms and mixed price performance. We continue working towards achieving efficiencies in our vertically integrated operations and increasing our productivity levels in every stage of the value chain, as well as in the development of new markets for our wide portfolio of value added products.

Corporate expenses

CORPORATE EXPENSES
$ thousands	3Q25	3Q24	Chg %	9M25	9M24	Chg %
Corporate Expenses	(6,873)	(6,615)	3.9%	(31,239)	(17,051)	83.2%
Adecoagro’s corporate expenses include items that are not allocated to a specific business segment, such as the remuneration of executive officers and headquarters staff, certain professional services, office lease expenses, among others. Corporate expenses during 3Q25 amounted to $6.9 million, in line with the prior year, whereas on an accumulated basis they amounted to $31.2 million, $14.2 million higher year-over-year. Higher expenses were mainly explained by one-off expenses incurred by the Company during 1H25, such as financial & legal advisory fees and other related costs in connection with Tether's tender offer to acquire our common shares.

Net Income & Adjusted Net Income
Net income amounted to $6.4 million during 3Q25, whereas on a year-to-date basis it reached $8.1 million, marking a $12.3 million and $67.8 million year-over-year decrease, respectively.
Nevertheless, once we exclude the impact of foreign exchange variation, as well as inflation accounting effects (all non-cash impacts), adjusted net income reached $25.7 million during the quarter, whereas on an accumulated basis it amounted to negative $1.8 million. The main drivers behind the year-over-year loss reported on an accumulated basis were (i) the lower results at a consolidated level as explained throughout this earnings release; together with (ii) higher interest expenses on higher debt levels, (iii) lower income tax expenses; and (iii) lower year-over-year gains recorded within the income tax line.

ADJUSTED NET INCOME (1)
$ thousands	3Q25	3Q24	Chg %	9M25	9M24	Chg %
Profit for the period	6,427	18,711	(65.7)%	8,091	75,923	(89.3)%
Foreign exchange losses/(gains), net	21,677	(16,972)	n.a	(12,323)	5,051	(344.0)%
Cash flow hedge - transfer from equity	—	1,912	(100.0)%	—	28,224	(100.0)%
Inflation accounting effects	712	7,528	(90.5)%	6,029	1,911	215.5%
Net results from Fair Value adjustment of Investment Property	(3,135)	2,679	(217.0)%	(3,614)	22,484	(116.1)%
Impairment of assets destroyed by fire	—	14,036	(100.0)%	—	14,036	(100.0)%
Revaluation surplus of farmland sold	—	—	n.a.	—	9,024	(100.0)%
Adjusted Net Income	25,681	27,894	(7.9)%	(1,817)	156,653	(101.2)%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 22 for a reconciliation of Adjusted Net Income.

Indebtedness

NET DEBT BREAKDOWN
$ thousands	3Q25	2Q25	Chg %	3Q24	Chg %
Bank Loans	470,084	483,228	(2.7)%	444,254	5.8%
Short term Debt	176,028	215,054	(18.1)%	170,173	3.4%
Long term Debt	294,056	268,174	9.7%	274,081	7.3%
Senior Notes	766,887	421,679	81.9%	415,170	84.7%
Short term Debt	6,751	6,858	(1.6)%	623	983.6%
Long term Debt	760,136	414,821	83.2%	414,547	83.4%
Total Short term Debt	182,779	221,912	(17.6)%	170,796	7.0%
Total Long term Debt	1,054,192	682,995	54.3%	688,628	53.1%
Gross Debt	1,236,971	904,907	36.7%	859,424	43.9%
Cash & Equivalents	339,998	180,607	88.3%	198,255	71.5%
Short-Term Investments	25,464	25,065	1.6%	15,351	65.9%
Net Debt	871,509	699,235	24.6%	645,818	34.9%
EOP Net Debt / Adj. EBITDA LTM	2.8x	2.3x	23.0%	1.5x	90.4%
On July 29, 2025, the Company completed the issuance of a 7-Year $500 million bond with a 7.50% coupon. Proceeds from this transaction were mainly intended to repurchase the $416 million outstanding of our 2027 bond through a cash tender offer and therefore improve the maturity profile of our debt, among other general corporate purposes. Out of this transaction, only $151 million in bonds were tendered and repurchased. This resulted in the higher gross debt levels presented throughout the period.
As of September 30, 2025, Adecoagro's net debt position amounted to $871.5 million, marking a 34.9% year-over-year increase. Despite the liability management exercise conducted, higher net debt levels are explained by (i) the lower consolidated results on a last-twelve-month basis, which reduced our cash generation throughout the period, together with (ii) an advance payment related to the acquisition of Nutrien's 50% stake in Profertil (subject to closing), which took place upon signing the agreement.
Consequently, our net leverage ratio (Net Debt/EBITDA) as of 3Q25 stood at 2.8x, 90.4% higher than the previous year. Going forward, and once we conclude the acquisition of Profertil, we intend to reduce our leverage ratio as we implement cost saving initiatives across our operations, together with a revision of our capital allocation strategy. In terms of liquidity, our ratio stood at 3.2x, compared to 1.6x during 2Q25 and 2.6x in 3Q24, reflecting the Company's full capacity to repay short term debt with its cash balance.

Capital Expenditures

CAPITAL EXPENDITURES
$ thousands	3Q25	3Q24	Chg %	9M25	9M24	Chg %
Farming	7,502	9,196	(18.4)%	32,538	37,758	(13.8)%
Maintenance	843	1,162	(27.4)%	10,750	10,301	4.4%
Expansion	6,659	8,035	(17.1)%	21,788	27,457	(20.6)%
Sugar, Ethanol & Energy	47,694	39,750	20.0%	161,243	178,282	(9.6)%
Maintenance	22,540	21,653	4.1%	97,837	134,152	(27.1)%
Planting	18,727	18,570	0.8%	52,904	63,045	(16.1)%
Industrial & Agricultural Machinery	3,813	3,083	23.7%	44,933	71,107	(36.8)%
Expansion	25,154	18,097	39.0%	63,406	44,130	43.7%
Planting	16,405	16,231	1.1%	43,595	38,174	14.2%
Industrial & Agricultural Machinery	8,749	1,866	368.9%	19,811	5,956	232.6%
Profertil	96,000	—	n.a.	96,000	—	n.a.

Total	151,196	48,947	208.9%	289,781	216,040	34.1%
Total Maintenance Capex	23,383	22,815	2.5%	108,587	144,453	(24.8)%
Total Expansion Capex	31,813	26,132	21.7%	85,194	71,587	19.0%
Total Expansion Capex (With Profertil)	127,813	26,132	389.1%	181,194	71,587	153.1%
Adecoagro's capital expenditures amounted to $151.2 million in 3Q25, $102.2 million higher compared to the previous year, while year-to-date they reached $289.8 million, marking a 34.1% year-over-year increase. Excluding the capex related to the agreement signed to acquire Nutrien's 50% stake in Profertil, capital expenditures were $55.2 million during 3Q25, 12.8% higher than 3Q24, whereas on an accumulated basis they amounted to $193.8 million, 10.3% lower than the same period of last year.
The Sugar, Ethanol and Energy business accounted for $47.7 million of total capex during the quarter. The year-over-year increase is fully explained by higher growth capex, which was mostly allocated to expansion planting activities, as well as to the expansion of our biomethane production. Year-to-date, capital expenditures amounted to $161.2 million. Investments include 30,705 hectares of sugarcane planted (both renewal and expansion planting) and the addition of two-row harvesters and grunner trucks to our agricultural machinery fleet to improve efficiencies while reducing the average cost per hectare harvested.
The Farming businesses accounted for $7.5 million of total capex in 3Q25, out of which $6.7 million were related to expansion projects. Investments on this front were mostly related to the acquisition of agricultural machinery for our Rice operations, mainly harvesters and seeders. Moreover, we continued investing in our industrial assets, such as the Morteros milk processing facility, where we are enhancing efficiencies in order to develop new products for the export market. On a year-to-date basis, total capex amounted to $32.5 million, 13.8% lower year-over-year.
Regarding Profertil, a $96.0 million advance payment was made upon signing the agreement, which took place at the beginning of September. For more details about the transaction, size and timing, please refer to the Remarks section of this Earnings Release (page 3).

Other Operational & Financial Metrics

2024/25 Harvest Season

FARMING PRODUCTION DATA
Planting & Production	Planted Area (hectares)			2024/25 Harvested Area			Yields (Tons per hectare)
	2024/25	2023/24	Chg %	Hectares	% Harvested	Production	2024/25	2023/24	Chg %
Soybean	50,972	64,753	(21.3)%	50,972	100.0%	143,079	2.8	2.8	—%
Soybean 2nd Crop	41,474	23,927	73.3%	41,474	100.0%	87,360	2.1	2.2	(3.7)%
Corn (1)	44,378	57,043	(22.2)%	44,378	100.0%	252,378	5.7	5.2	8.5%
Corn 2nd Crop	2,505	2,548	(1.7)%	2,505	100.0%	13,133	5.2	4.5	15.9%
Wheat (2)	47,820	28,142	69.9%	47,820	100.0%	118,371	2.5	3.1	(21.0)%
Sunflower	12,609	10,832	16.4%	12,609	100.0%	26,480	2.1	1.7	23.0%
Cotton	4,890	5,199	(5.9)%	4,890	100.0%	2,238	0.5	0.4	7.8%
Peanut	25,352	24,282	4.4%	25,352	100.0%	83,406	3.3	3.6	(8.8)%
Other (3)	10,542	3,698	185.1%	10,542	100.0%	5,895
Total Crops	240,542	220,425	9.1%	240,542	100.0%	732,340
Rice (4)	64,438	58,452	10.2%	64,438	100.0%	513,885	8.0	6.1	30.2%
Total Farming	304,980	278,877	9.4%	304,980	100.0%	1,246,225
Owned Croppable Area	99,056	99,357	(0.3)%
Leased Area	161,945	153,044	5.8%
Second Crop Area	43,978	26,476	66.1%
Total Farming Area	304,980	278,877	9.4%
(1) Includes sorghum; (2) Includes barley and peas; (3) Includes chia, sesame, potatoes and beans; (4) Production volume does not include 142,329 tons of rough rice sourced from third-parties.
As of the end of October 2025, we concluded harvesting activities related to the 2024/25 harvest season and produced 1,246,225 tons of aggregate grains. Due to the uneven weather patterns, our average yields for the season ended up below our initial expectations and in-line-to-below historical average. On the other hand, our rice production reached a new record driven by all-time high yields and planted area.

2025/26 Planting Plan

FARMING PLANTING PLAN
Planting	Planting Plan (hectares)			2025/26 Planting Progress
	2025/26	2024/25	Chg %	Hectares	% Planted
Soybean	40,329	50,972	(20.9)%	5,632	14.0%
Soybean 2nd Crop	20,899	41,474	(49.6)%	148	0.7%
Corn (1)	54,644	44,378	23.1%	19,940	36.5%
Corn 2nd Crop	1,194	2,505	(52.3)%	—	—%
Wheat (2)	27,408	47,820	(42.7)%	27,408	100.0%
Sunflower	15,211	12,609	20.6%	9,203	60.5%
Cotton	4,143	4,890	(15.3)%	—	—%
Peanut	13,883	25,352	(45.2)%	8,453	60.9%
Other (3)	2,879	10,542	(72.7)%	—	—%
Total Crops	180,590	240,542	(24.9)%	70,783	39.2%
Rice	57,799	64,438	(10.3)%	53,735	93.0%
Total Farming	238,389	304,980	(21.8)%	124,518	52.2%
Owned Croppable Area	91,039	99,056	(8.1)%
Leased Area	125,257	161,945	(22.7)%
Second Crop Area	22,093	43,978	(49.8)%
Total Farming Area	238,389	304,980	(21.8)%
Planting activities for the 2025/26 season are underway and we expect to plant 238,389 hectares, marking a 21.8% year-over-year decline. Out of this area, 124,518 hectares were already seeded, representing 52% of our planting plan. The year-over-year decline in area is explained by our decision to maximize the margin per hectare in each of our crops given the lower prices presented for most of the commodities. Therefore, we reduced by 22.7% our leased area as we prioritized the farms with higher productivity potential and renegotiated our lease agreements to adjust the cost structure accordingly with the global price scenario. Furthermore, we changed our crop mix compared to the previous season to increase our exposure to the crops that offered the greater margins, which in this case was corn.

Inventories

END OF PERIOD INVENTORIES
		Volume			thousand $
Product	Metric	3Q25	3Q24	% Chg	3Q25	3Q24	% Chg
Soybean	tons	79,895	62,489	27.9%	25,895	19,056	35.9%
Corn (1)	tons	71,445	97,739	(26.9)%	11,692	15,764	(25.8)%
Wheat (2)	tons	20,414	9,495	115.0%	3,776	1,757	114.9%
Sunflower	tons	1,051	965	8.9%	572	692	(17.3)%
Cotton	tons	691	2,071	(66.6)%	669	4,209	(84.1)%
Rice (3)	tons	72,028	67,274	7.1%	22,972	30,193	(23.9)%
Peanut	tons	16,502	16,352	0.9%	13,092	17,288	(24.3)%
Sugar	tons	93,670	100,131	(6.5)%	30,066	31,681	(5.1)%
Ethanol	m3	197,339	214,683	(8.1)%	88,554	97,967	(9.6)%
Hydrous Ethanol	m3	185,862	202,090	(8.0)%	83,331	91,929	(9.4)%
Anhydrous Ethanol	m3	11,476	12,594	(8.9)%	5,223	6,038	(13.5)%
Fluid Milk	Th Lts	6,770	6,819	(0.7)%	5,822	4,548	28.0%
Powder Milk	tons	2,806	1,172	139.5%	9,536	4,069	134.4%
Cheese	tons	725	458	58.2%	2,663	2,152	23.7%
Butter	tons	52	—	n.a.	280	—	n.a.
Cbios	units	94,459	125,647	(24.8)%	636	1,567	(59.4)%
Fuel	m3	47	51	(8.1)%	47	45	4.4%
Others	tons	3,980	982	305.2%	4,451	755	489.4%
Total					220,723	231,742	(4.8)%
(1) Includes sorghum; (2) Includes barley: (3) Expressed in white rice equivalent

Variations in inventory levels between 3Q25 and 3Q24 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) production mix between different crops and in yields obtained,
(iii) different percentage of area harvested during the period, and (iv) commercial strategy or selling pace for each product.

Commodity Hedging
Adecoagro’s financial performance is affected by the volatile price environment inherent in agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices and stabilize cash flows.
The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

COMMODITY HEDGE POSITION - As of September 30, 2025
	Consolidated Hedge Position
Crops		Avg. FAS Price	CBOT FOB
	Volume	USD/Ton	USD/Bu	Hedge (%)
2024/2025 Harvest season
Soybeans (tons)	179,129	300.7	1,212.2	92%
Corn (tons)	200,560	186.9	597.8	99%
Wheat (tons)	87,709	213.0	692.3	98%
2025/2026 Harvest season
Soybeans (tons)(1)	22,500	300.7	1,238.3	19%
Corn (tons)	6,000	178.9	574.6	2%
Wheat (tons)	14,300	198.9	650.6	28%
	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB
	Volume	USD/Unit	Cents/Lb	Hedge (%)
2025 FY
Sugar (tons)	552,501	423.7	19.2	80%
Ethanol (m3)	—	—	—	—%
Energy (MW/h) (2)	691,289	43.7	n.a.	88%
2026 FY
Sugar (tons)	45,110	381.1	17.3	8%
Ethanol (m3)	—	—	—
Energy (MW/h) (2)	592,930	40.1	n.a	69%
(1) Does not include 80k tons declared with zero export tax, price still to be fixed. (2) Energy prices in 2025 were converted to USD at an exchange rate of BRL/USD 5.67. Energy prices in 2026 were converted to USD at an exchange rate of BRL/USD 5.80.

3Q25 Market Highlights
◦During 3Q25, global sugar prices traded in a range of 15–17 cts/lb due to (i) stronger output in Brazil's Center-South region, (ii) a softer macro environment, and (iii) persistent speculative fund activity. Brazil's harvest pace advanced rapidly under dry weather, achieving a record-high sugar mix, despite the TRS level at historical lows, keeping overall sentiment defensive through the quarter. Still, global inventories remain low, and the 2024/25 deficit continues to offset the modest 2025/26 surplus projected after recent production upgrades. India remains the key swing factor, as higher output expected for 2025/26 raises the prospect of potential exports in early 2026, depending on the Indian government's policy decisions. Meanwhile, the EU and Russia benefited from favorable weather despite the lower output versus last year, and Thailand's recovery progressed regardless of localized disease concerns. Any potential disruption in supply due to weather risks (likelihood of la Niña weather event increasing in Brazil) or policy developments, such as no exports from India, could reduce worldwide supply and therefore unfold the short positions that the funds currently have on the commodity.
◦Ethanol prices remained broadly stable during the quarter, supported by strong domestic demand, persistently high sugar mix levels, and low inventory levels. Parity at the pump continued to favor hydrous ethanol, sustaining its competitiveness against gasoline. According to ESALQ, hydrous and anhydrous ethanol prices were flat quarter-over-quarter, but experienced an increase of 4% and 5% year-over-year, respectively. UNICA (Brazil's sugarcane industry association) reported that hydrous demand declined by 5% versus the previous year, while anhydrous ethanol rose 6%, supported by the transition to the new 30% blend mandate (E30) and steady Otto Cycle fuel demand growth of around 2% year-over-year. With inventories at multi-year lows and a favorable demand outlook, market fundamentals continue to point to resilient price support towards the end of the crop year.
◦Brazil's carbon credit market under the RenovaBio program presented a 32% year-over-year decrease in 3Q25, reaching an average price of 52 BRL/CBio (approximately 9 USD/CBio), compared to 76 BRL/CBio (14 USD/CBio) in 3Q24.
◦In 3Q25, energy spot prices in the southeast region of Brazil were 48% higher year-over-year and 17% higher compared to 2Q25. The peak in prices was recorded in August, explained by the lower precipitations observed during the month. Southeast reservoir levels stood at 45% during October, marking a 5% decrease versus the previous month.
◦During 3Q25, both soybean and corn prices traded below CBOT compared to 2Q25. The decline was primarily driven by expectations of abundant global supply, supported by strong U.S. crop prospects and persistent trade tensions between the United States and China. In the Argentine local market, soybean and corn prices increased by 23% and 4%, respectively, versus 2Q25. This was mainly explained by the temporary removal of export taxes, which was announced until October 31st or up to a total export quota of $7 billion, whichever occurred first. This led to a sharp rally in soybean prices, which jumped by nearly 30% shortly after the announcement. As the export quota was reached within three days, the export tax scheme returned and prices partially corrected.
◦The global rice market continued to be weak during 3Q25 as destinations are well-supplied and buyers are not willing to take long positions since the general view is flat to weaker prices for the upcoming months. On the other side, stocks are increasing at origins due to the lower exported volume versus available stock, in addition to new production entering the Asian Northern Hemisphere countries.

Consequently, the lower prices in Asia are impacting worldwide rice prices. In South America, the new crop is being planted but its behind its normal pace. In terms of planted area, a 10%-15% reduction in Argentina, Uruguay and Paraguay is forecasted, whereas in Brazil a 5% cut is expected .
◦During 3Q25, raw milk production in Argentina grew by 12% compared to the the same period of last year. Furthermore, global raw milk production was up by 1% year-to-date versus 9M24. This led to a decline in prices in both the export and domestic market. Moreover, domestic prices in Argentina were also pressured by (i) stable-to-lower consumption in some categories; and (ii) strong competition which shrunk dairy industries' margins. On the other hand, a more favorable FX rate improved competitiveness for the export market, partially compensating the lower margins seen at the local level. Nevertheless, the international market showed a downward tendency during the quarter, with butter prices decreasing by 20%, while powder milk was down by 10%.

Forward-looking Statements
.This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy; (v) the correlation between petroleum, ethanol and sugar prices; (vi) our plans relating to acquisitions (including our potential purchase of Profertil), joint ventures, strategic alliances or divestitures, and to consolidate our position in different businesses; (vii) the efficiencies, cost savings and competitive advantages resulting from acquisitions; (viii) the implementation of our financing strategy, capital expenditure plan and expected shareholder distributions; (ix) the maintenance of our relationships with customers; (x) the competitive nature of the industries in which we operate; (xi) the cost and availability of financing; (xii) future demand for the commodities we produce; (xiii) international prices for commodities; (xiv) the condition of our land holdings; (xv) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xvi) the performance of the South American and world economies; and (xvii) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income
In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-IFRS financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value, the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.
Adjusted EBITDA & Adjusted EBIT
Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments.
We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment and amortization of intangible assets, net gain or loss from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results and bargain purchase gain on acquisition and any charges related to impairments (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), bargain purchase gain, any charges related to impairments, foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate and compare the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similar measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate and compare the financial performance of our company and other companies in the agricultural industry.
These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments.
We define “Adjusted Consolidated EBIT” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, net gain from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results, bargain purchase gain on acquisition and any charges related to impairments (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland and also the sale of farmlands, and impairments, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similar measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 25.
Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of non-current and current borrowings less cash and cash equivalents and short-term investments. This measure is widely used by management. Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted Consolidated EBITDA.
We believe that the ratio net debt to Adjusted Consolidated EBITDA provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to capital markets and our ability to meet scheduled debt service obligations.

RECONCILIATION - NET DEBT
$ thousands	3Q25	2Q25	Chg %	3Q24	Chg %
Total Borrowings	1,236,971	904,907	36.7%	859,424	43.9%
Cash and Cash equivalents	339,998	180,607	88.3%	198,255	71.5%
Short-term investments	25,464	25,065	1.6%	15,351	65.9%
Net Debt	871,509	699,235	24.6%	645,818	34.9%

Adjusted Net Income
We define Adjusted Net Income as (i) profit/(loss) of the period/year before net gain/(losses) from fair value adjustments of investment property land, bargain purchase gain on acquisition and any impairment; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both exchange differences and cash flow hedge transfer from equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our shareholders’ equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries” if any, plus (iv) the reversal of the aforementioned income tax effect, plus (v) inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings, if any.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our equity. In fact, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the equity of the Company, since it reduces/increases the income tax to be paid in each country. Accordingly we have added back the income tax effect to Adjusted Net Income.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similar measures used by other companies. Adjusted Net Income is not a measure of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

ADJUSTED NET INCOME
$ thousands	3Q25	3Q24	Chg %	9M25	9M24	Chg %
Profit for the period	6,427	18,711	(65.7)%	8,091	75,923	(89.3)%
Foreign exchange losses/(gains), net	21,677	(16,972)	n.a	(12,323)	5,051	(344.0)%
Cash flow hedge - transfer from equity	—	1,912	(100.0)%	—	28,224	(100.0)%
Inflation accounting effects	712	7,528	(90.5)%	6,029	1,911	215.5%
Net results from Fair Value adjustment of Investment Property	(3,135)	2,679	(217.0)%	(3,614)	22,484	(116.1)%
Impairment of assets destroyed by fire	—	14,036	(100.0)%	—	14,036	(100.0)%
Revaluation surplus of farmland sold	—	—	n.a.	—	9,024	n.a.
Adjusted Net Income	25,681	27,894	(7.9)%	(1,817)	156,653	(101.2)%

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 3Q25
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy		Corporate	Total
Sales of goods and services rendered	64,075	37,259	78,511	179,845	143,501		—	323,346
Cost of goods sold and services rendered	(62,596)	(38,057)	(65,617)	(166,270)	(97,985)		—	(264,255)
Initial recog. and changes in FV of BA and agricultural produce	(6,295)	6,451	4,759	4,915	40,904		—	45,819
Gain from changes in NRV of agricultural produce after harvest	5,166	37	7	5,210	165		—	5,375
Margin on Manufacturing and Agricultural Act. Before Opex	350	5,690	17,660	23,700	86,585		—	110,285
General and administrative expenses	(3,506)	(3,402)	(3,953)	(10,861)	(4,938)		(6,944)	(22,743)
Selling expenses	(5,095)	(5,447)	(9,628)	(20,170)	(17,079)		(226)	(37,475)
Other operating income, net	36	3,142	(110)	3,068	356		(95)	3,329
Profit from Operations Before Financing and Taxation	(8,215)	(17)	3,969	(4,263)	64,924		(7,265)	53,396
Net results from Fair value adjustment of Investment property	—	(2,643)	—	(2,643)	—		—	(2,643)
Adjusted EBIT	(8,215)	(2,660)	3,969	(6,906)	64,924	0	(7,265)	50,753
(-) Depreciation and Amortization	1,417	3,772	3,181	8,370	55,543		392	64,305
Adjusted EBITDA	(6,798)	1,112	7,150	1,464	120,467	0	(6,873)	115,058
Reconciliation to Profit/(Loss)
Adjusted EBITDA								115,058
(+) Depreciation and Amortization								(64,305)
(+) Financial result, net								(50,489)
(+) Net results from Fair value adjustment of Investment property								2,643
(+) Income Tax (Charge)/Benefit								63
(+) Translation Effect (IAS 21)								3,457
Profit/(Loss) for the Period								6,427

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 3Q24
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy		Corporate		Total
Sales of goods and services rendered	66,600	70,124	83,414	220,138	236,515		—		456,653
Cost of goods sold and services rendered	(56,635)	(57,157)	(71,701)	(185,493)	(160,617)		—		(346,110)
Initial recog. and changes in FV of BA and agricultural produce	2,146	584	2,649	5,379	4,577		—		9,956
Gain from changes in NRV of agricultural produce after harvest	(5,189)	1	—	(5,188)	23		—		(5,165)
Margin on Manufacturing and Agricultural Act. Before Opex	6,922	13,552	14,362	34,836	80,498		—		115,334
General and administrative expenses	(1,906)	(2,436)	(3,032)	(7,374)	(6,135)		(8,227)		(21,736)
Selling expenses	(6,257)	(8,965)	(7,634)	(22,856)	(23,614)		1,341		(45,129)
Other operating income, net	(13,320)	(85)	1,399	(12,006)	(4,956)		(134)		(17,096)
Profit from Operations Before Financing and Taxation	(14,561)	2,066	5,095	(7,400)	45,793		(7,020)		31,373
Net results from Fair value adjustment of Investment property	22	1,577	—	1,599	—		—		1,599
Impairment of assets destroyed by fire	14,162	—	—	14,162	—		—		14,162
Adjusted EBIT	(377)	3,643	5,095	8,361	45,793	0	(7,020)	0	47,134
(-) Depreciation and Amortization	2,402	3,787	2,835	9,024	54,337		405		63,766
Adjusted EBITDA	2,025	7,430	7,930	17,385	100,130		(6,615)		110,900
Reconciliation to Profit/(Loss)
Adjusted EBITDA									110,900
(+) Depreciation and Amortization									(63,766)
(+) Financial result, net									(6,424)
(+) Net results from Fair value adjustment of Investment property									(1,599)
(+) Income Tax (Charge)/Benefit									(4,544)
(+) Impairments of assets destroyed by fire									(14,162)
(+) Translation Effect (IAS 21)									(1,694)
Profit/(Loss) for the Period									18,711

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 9M25
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy	Corporate	Total
Sales of goods and services rendered	180,839	174,654	223,594	579,087	459,892	—	1,038,979
Cost of goods sold and services rendered	(175,834)	(149,854)	(194,199)	(519,887)	(346,377)	—	(866,264)
Initial recog. and changes in FV of BA and agricultural produce	(6,561)	15,602	21,400	30,441	49,616	—	80,057
Gain from changes in NRV of agricultural produce after harvest	8,726	(16)	(2)	8,708	(609)	—	8,099
Margin on Manufacturing and Agricultural Act. Before Opex	7,170	40,386	50,793	98,349	162,522	—	260,871
General and administrative expenses	(16,257)	(14,544)	(11,314)	(42,115)	(21,355)	(31,901)	(95,371)
Selling expenses	(14,447)	(25,703)	(26,032)	(66,182)	(48,978)	(362)	(115,522)
Other operating income, net	1,143	4,673	(49)	5,767	6,228	(238)	11,757
Profit from Operations Before Financing and Taxation	(22,391)	4,812	13,398	(4,181)	98,417	(32,501)	61,735
Net results from Fair value adjustment of Investment property	—	(3,122)	—	(3,122)	—	—	(3,122)
Adjusted EBIT	(22,391)	1,690	13,398	(7,303)	98,417	(32,501)	58,613
(-) Depreciation and Amortization	4,252	12,058	10,185	26,495	120,001	1,262	147,758
Adjusted EBITDA	(18,139)	13,748	23,583	19,192	218,418	(31,239)	206,371
Reconciliation to Profit/(Loss)
Adjusted EBITDA							206,371
(+) Depreciation and Amortization							(147,758)
(+) Financial result, net							(60,097)
(+) Net results from Fair value adjustment of Investment property							3,122
(+) Income Tax (Charge)/Benefit							2,002
(+) Translation Effect (IAS 21)							4,451
Profit/(Loss) for the Period							8,091

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 9M24
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy	Corporate	Total
Sales of goods and services rendered	175,065	199,035	209,248	583,348	524,651	—	1,107,999
Cost of goods sold and services rendered	(159,224)	(157,478)	(174,854)	(491,556)	(378,144)	—	(869,700)
Initial recog. and changes in FV of BA and agricultural produce	28,954	31,927	6,661	67,542	41,531	—	109,073
Gain from changes in NRV of agricultural produce after harvest	(17,583)	—	—	(17,583)	540	—	(17,043)
Margin on Manufacturing and Agricultural Act. Before Opex	27,212	73,484	41,055	141,751	188,578	—	330,329
General and administrative expenses	(16,195)	(11,391)	(8,271)	(35,857)	(18,364)	(19,754)	(73,975)
Selling expenses	(13,206)	(24,506)	(19,188)	(56,900)	(55,884)	1,314	(111,470)
Other operating income, net	(5,358)	(14,327)	3,450	(16,235)	2,560	272	(13,403)
Profit from Operations Before Financing and Taxation	(7,547)	23,260	17,046	32,759	116,890	(18,168)	131,481
Net results from Fair value adjustment of Investment property	588	17,600	—	18,188	—	—	18,188
Transfer of revaluation surplus derived from the disposals of assets	9,024	—	—	9,024	—	—	9,024
Impairment of assets destroyed by fire	14,162	—	—	14,162	—	—	14,162
Adjusted EBIT	16,227	40,860	17,046	74,133	116,890	(18,168)	172,855
(-) Depreciation and Amortization	6,061	10,539	8,458	25,058	141,981	1,117	168,156
Adjusted EBITDA	22,288	51,399	25,504	99,191	258,871	(17,051)	341,011
Reconciliation to Profit/(Loss)
Adjusted EBITDA							341,011
(+) Depreciation and Amortization							(168,156)
(+) Financial result, net							(98,809)
(+) Net results from Fair value adjustment of Investment property							(18,188)
(+) Income Tax (Charge)/Benefit							39,980
(-) Transfer of revaluation surplus derived from the disposals of assets							(9,024)
(+) Impairments of assets destroyed by fire							(14,162)
(+) Translation Effect (IAS 21)							3,271
Profit/(Loss) for the Period							75,923

Condensed Consolidated Interim Financial Statments

Statement of Income
$ thousands	3Q25	3Q24	Chg %	9M25	9M24	Chg %
Revenue	304,212	471,495	(35.5)%	1,011,798	1,144,687	(11.6)%
Cost of revenue	(246,836)	(361,003)	(31.6)%	(841,418)	(900,810)	(6.6)%
Initial recognition and Changes in fair value of biological assets and agricultural produce	44,386	13,602	226.3%	77,479	121,302	(36.1)%
Changes in net realizable value of agricultural produce after harvest	5,034	(5,874)	(185.7)%	7,594	(19,453)	(139.0)%
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	106,796	118,220	(9.7)%	255,453	345,726	(26.1)%
General and administrative expenses	(19,047)	(24,111)	(21.0)%	(90,014)	(78,958)	14.0%
Selling expenses	(34,564)	(46,790)	(26.1)%	(111,316)	(115,511)	(3.6)%
Other operating income, net	3,668	(17,640)	(120.8)%	12,063	(16,505)	(173.1)%
Profit from operations	56,853	29,679	91.6%	66,186	134,752	(50.9)%
Finance income	(18,321)	4,139	(542.6)%	25,036	9,164	173.2%
Finance costs	(31,456)	(3,035)	936.4%	(79,104)	(106,062)	(25.4)%
Other financial results - Net gain / (loss) of inflation effects on the monetary items	(712)	(7,528)	(90.5)%	(6,029)	(1,911)	215.5%
Financial results, net	(50,489)	(6,424)	685.9%	(60,097)	(98,809)	(39.2)%
Profit / (loss) before income tax	6,364	23,255	(72.6)%	6,089	35,943	(83.1)%
Income tax	63	(4,544)	(101.4)%	2,002	39,980	(95.0)%
Profit for the period	6,427	18,711	(65.7)%	8,091	75,923	(89.3)%

Statement of Cashflows
$ thousands	3Q25	3Q24	Chg %	9M25	9M24	Chg %
Cash flows from operating activities:
Profit from operations	6,427	18,711	(65.7)%	8,091	75,923	(89.3)%
Adjustments for:
Income tax (benefit) / expense	(63)	4,544	(101.4)%	(2,002)	(39,980)	(95.0)%
Depreciation	62,480	64,124	(2.6)%	144,232	168,845	(14.6)%
Amortization	405	624	(35.1)%	1,480	1,769	(16.3)%
Depreciation of right of use assets	20,475	16,761	22.2%	58,847	64,127	(8.2)%
Gain from disposal of farmland and other assets	—	—	n . a	—	(6,050)	(100.0)%
Loss / (gain) from disposal of other property items	(1,215)	(810)	50.0%	(1,623)	(478)	239.5%
Impairment due to fire	—	14,036	(100.0)%	—	14,036	(100.0)%
Equity settled shared-based compensation granted	(314)	1,615	(119.4)%	11,580	5,081	127.9%
Loss / (gain) from derivative financial instruments and forwards	2,366	6,226	(62.0)%	(4,827)	(3,118)	54.8%
Interest and other expense , net	24,776	14,098	75.7%	64,563	58,885	9.6%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(15,483)	35,219	(144.0)%	(21,642)	(5,904)	266.6%
Changes in net realizable value of agricultural produce after harvest (unrealized)	(6,235)	(3,254)	91.6%	(8,372)	1,834	(556.5)%
Provision and allowances	(207)	(2,005)	(89.7)%	(171)	(1,993)	(91.4)%
Net gain from fair value adjustment of Investment property	(3,135)	2,679	(217.0)%	(3,614)	22,484	(116.1)%
Tax credit recognized	(713)	—	n . a	(4,132)	—	n . a
Net gain of inflation effects on the monetary items of the effect of inflation on monetary items	712	7,528	(90.5)%	6,029	1,911	215.5%
Foreign exchange gains, net	21,677	(16,972)	(227.7)%	(12,323)	5,051	(344.0)%
Cash flow hedge – transfer from equity	—	1,912	(100.0)%	—	28,224	(100.0)%
Subtotal	111,953	165,036	(32.2)%	236,116	390,647	(39.6)%

Changes in operating assets and liabilities:
(Increase)/Decrease in trade and other receivables	24,123	(113,241)	(121.3)%	(75,879)	(150,992)	(49.7)%
(Increase)/Decrease in inventories	(50,901)	55,994	(190.9)%	(103,725)	(111,079)	(6.6)%
(Increase)/Decrease in biological assets	(40,899)	(57,527)	(28.9)%	70,253	64,349	9.2%
(Increase)/Decrease in other assets	57	17	235.3%	262	(374)	(170.1)%
(Increase)/Decrease in derivatives financial instruments	(2,755)	(288)	856.6%	(4,598)	20,471	(122.5)%
(Increase)/Decrease in trade and other payables	(15,841)	(8,097)	95.6%	12,502	(49,063)	(125.5)%
(Increase)/Decrease in payroll and social securities liabilities	5,596	9,143	(38.8)%	6,697	4,970	34.7%
(Increase)/Decrease in provisions for other liabilities	(175)	433	(140.4)%	(85)	901	(109.4)%
Cash generated in operations	31,158	51,470	(39.5)%	141,543	169,830	(16.7)%
Income taxes paid	(1,057)	(2,404)	(56.0)%	(2,852)	(4,963)	(42.5)%
Net cash generated from operating activities (a)	30,101	49,066	(38.7)%	138,691	164,867	(15.9)%

Statement of Cashflows
$ thousands	3Q25	3Q24	Chg %	9M25	9M24	Chg %
Cash flows from investing activities
Acquisition of business, net of cash acquired	—	(658)	(100.0)%	—	(15,923)	(100.0)%
Purchases of property, plant and equipment	(52,210)	(49,056)	6.4%	(189,891)	(203,153)	(6.5)%
Purchase of cattle and non current biological assets planting cost	(43)	(261)	(83.5)%	(138)	(1,445)	(90.4)%
Purchases of intangible assets	(426)	(462)	(7.8)%	(1,244)	(1,019)	22.1%
Interest received	8,931	2,023	341.5%	12,931	6,496	99.1%
Proceeds from sale of property, plant and equipment	701	270	159.6%	1,316	890	47.9%
Proceeds from sale of farmlands	1,691	3,215	(47.4)%	3,292	23,259	(85.8)%
Advance payments for acquisition of joint venture	(96,000)	—	n . a	(96,000)	—	n . a
Acquisition of short term	(31,008)	—	n . a	(103,775)	(33,711)	207.8%
Dispositions of short term investment	26,112	40,975	(36.3)%	110,980	77,551	43.1%
Net cash used in investing activities (b)	(142,252)	(3,954)	3497.7%	(262,529)	(147,055)	78.5%

Cash flows from financing activities
Proceeds from EQ settled share-based compensation exercise	—	98	(100.0)%	45	98	(54.1)%
Interest paid (c)	(18,410)	(10,993)	67.5%	(44,930)	(19,064)	135.7%
Proceeds from long-term borrowings	525,075	74,225	607.4%	552,622	94,594	484.2%
Payment of long-term borrowings	(157,669)	(84,987)	85.5%	(200,271)	(96,727)	107.0%
Proceeds from short-term borrowings	46,197	40,065	15.3%	212,922	89,936	136.7%
Payment of short-term borrowings	(90,546)	(4,617)	1861.1%	(154,699)	(121,660)	27.2%
Payment of derivatives financial instruments	(170)	(502)	(66.1)%	(137)	(581)	(76.4)%
Lease Payments	(24,817)	(25,306)	(1.9)%	(85,102)	(80,756)	5.4%
Purchase of own shares	—	(16,584)	(100.0)%	(10,210)	(58,279)	(82.5)%
Dividends paid to non-controlling interest	—	(252)	(100.0)%	—	(376)	(100.0)%
Dividends to shareholders	—	—	n . a	(17,500)	(17,500)	—%
Net cash used in financing activities (d)	279,660	(28,853)	(1069.3)%	252,740	(210,315)	(220.2)%
Net increase / (decrease) in cash and cash equivalents	167,509	16,259	930.3%	128,902	(192,503)	(167.0)%
Cash and cash equivalents at beginning of year	180,607	140,311	28.7%	211,244	339,781	(37.8)%
Exchange gains on cash and cash equivalents (e)	(8,118)	41,685	(119.5)%	(148)	50,977	(100.3)%
Cash and cash equivalents at end of year	339,998	198,255	71.5%	339,998	198,255	71.5%

Combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries over:		3Q25	3Q24	9M25	9M24
Operating activities	(a)	8,741	(48,525)	10,969	(67,244)
Acquisition of short term investment	(b)	(1,199)	—	(1,643)	—
Investing activities	(c)	(970)	(3,886)	(212)	(7,889)
Interest paid	(d)	(4,048)	3,277	(6,386)	7,429
Financing activities	(e)	(3,735)	9,144	(8,389)	42,457
Exchange rate changes and inflation on cash and cash equivalents	(f)	(4,036)	43,267	(2,368)	32,676

Statement of Financial position
$ thousands	9M25	12M24	Chg %
ASSETS
Non-Current Assets
Property, plant and equipment	1,681,601	1,548,589	8.6%
Right of use assets	400,871	373,846	7.2%
Investment property	34,208	33,542	2.0%
Intangible assets, net	35,423	37,231	(4.9)%
Biological assets	41,331	43,418	(4.8)%
Deferred income tax assets	20,968	15,507	35.2%
Trade and other receivables, net	56,968	38,510	47.9%
Derivative financial instruments	9,219	5,482	68.2%
Other Assets	3,426	3,761	(8.9)%
Total Non-Current Assets	2,284,015	2,099,886	8.8%
Current Assets
Biological assets	193,376	250,527	(22.8)%
Inventories	407,286	289,664	40.6%
Trade and other receivables, net	389,085	213,356	82.4%
Derivative financial instruments	5,823	4,114	41.5%
Short-term investment	25,464	46,097	(44.8)%
Cash and cash equivalents	339,998	211,244	61.0%
Total Current Assets	1,361,032	1,015,002	34.1%
TOTAL ASSETS	3,645,047	3,114,888	17.0%
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	158,073	167,073	(5.4)%
Share premium	636,139	659,399	(3.5)%
Cumulative translation adjustment	(424,636)	(413,757)	2.6%
Equity-settled compensation	11,291	17,264	(34.6)%
Other reserves	153,237	151,261	1.3%
Treasury shares	(7,940)	(16,989)	(53.3)%
Revaluation surplus	279,150	245,261	13.8%
Reserve from the sale of minority interests in subsidiaries	41,574	41,574	—%
Retained earnings	525,101	518,064	1.4%
Equity attributable to equity holders of the parent	1,371,989	1,369,150	0.2%
Non controlling interest	64,569	38,951	65.8%
TOTAL SHAREHOLDERS EQUITY	1,436,558	1,408,101	2.0%
LIABILITIES
Non-Current Liabilities
Trade and other payables	990	767	29.1%
Borrowings	1,054,192	680,005	55.0%
Lease liabilities	317,869	287,679	10.5%
Deferred income tax liabilities	344,906	330,336	4.4%
Payrroll and Social liabilities	560	1,454	(61.5)%
Derivatives financial instruments	1,206	3,983	(69.7)%
Provisions for other liabilities	2,668	2,244	18.9%
Total Non-Current Liabilities	1,722,391	1,306,468	31.8%
Current Liabilities
Trade and other payables	210,065	206,907	1.5%
Current income tax liabilities	828	3,471	(76.1)%
Payrroll and Social liabilities	37,582	32,735	14.8%
Borrowings	182,779	99,551	83.6%
Lease liabilities	50,206	54,351	(7.6)%
Derivative financial instruments	3,871	1,796	115.5%
Provisions for other liabilities	767	1,508	(49.1)%
Total Current Liabilities	486,098	400,319	21.4%
TOTAL LIABILITIES	2,208,489	1,706,787	29.4%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	3,645,047	3,114,888	17.0%